Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”).

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/8/2022:

 74,582,821 Common Shares

Date: September 8, 2022

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On August 5, 2022, the Issuer’s subsidiary, Trichome JWC Acquisition Corp. (“TJAC”) entered into a share purchase agreement (the “SPA”) to sell 100% of the shares of its subsidiary, SublimeCulture Inc. (“Sublime”) on an “as-is, where is” basis to a numbered company owned in part by a member of the Sublime management team and former employees and consultants of the Issuer’s subsidiary, MYM Nutraceuticals Inc. (the “Sublime Transaction”). Sublime is a Related Person of the Issuer. Closing of the Sublime Transaction resulted in the sale of all the shares of Sublime, and its related operations and obligations, including a leased facility based in Laval, Quebec, for the net purchase price of $88,901.83 ($100,000 less working capital adjustments).  The facility at Sublime was primarily used by the Issuer for the purpose of storage of inventory and supplies, as well as some small-scale cultivation. Following the completion of the Sublime Transaction, the Issuer maintains three facilities in Canada.

•	On August 15, 2022, the Issuer filed its interim financial statements and MD&A for the three and six months ended June 30, 2022.

•
On August 19, 2022, the Issuer announced that it would undertake a non-brokered private placement of up to 10,000,000 common shares of the Issuer (each a “Common Share” and collectively, the “Common Shares”) at a price of USD$0.50 per Common Share for aggregate gross proceeds of up to USD$5,000,000 (the “Offering”).

•
On August 24, 2022, the Issuer announced that it had closed the first tranche of the Offering, consisting of 4,887,496 Common Shares of the Company at a price of USD$0.50 per Common Share for aggregate proceeds of USD$2,443,748 (the “First Tranche”).

The First Tranche was led by a group of insiders of the Issuer (the “Insiders”) that included Oren Shuster, Chief Executive Officer and Director, and Shai Shemesh, Chief Financial Officer. Insiders subscribed for 1,563,496 Common Shares for aggregate proceeds of USD$781,748. As a result of the participation by Insiders, the Offering is considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Issuer relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the Insiders’ participation in the Offering was below 25% of the Issuer’s market capitalization for purposes of MI 61-101.

All Common Shares issued under the Offering will be subject to a hold period of four months and one day from the closing date under applicable Canadian securities laws, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada. The Issuer intends to use the proceeds from the Offering for general working capital purposes.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in all three markets in which it currently operates: Israel, Germany and Canada. Following the Issuer’s successful completion of strategic acquisitions in Canada and Israel, Management is focused on integrating and managing its international assets and supply chain in order to maximize company-wide revenue and margins, and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Please see Section 1 regarding the Sublime Transaction.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

The Sublime Transaction, as described in Section 1, resulted in the disposition of a Health Canada license (the “HC License”). As at June 30, 2022, through reference to IFRS, it was determined the HC License had indicators of impairment, which resulted in writing down the intangible asset value of the HC License to nil in the balance sheet of the Issuer’s in June 30, 2022 consolidated financial statements.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In August 2022, the Issuer hired 4 employees and 29 resignations or terminations of employees occurred

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	4,887,496	Issued as the First Tranche, as further detailed in Section 1.	USD$2,443,748 to be used for general working capital purposes.

(1)          State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

The Issuer continues to focus on its acquisition strategy in Canada and Europe while enhancing organizational efficiency and the reduction of operating costs. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in Issuer’s primary production markets. This inflation is predominantly driven by costs of goods as input costs continue to increase with the overall increase in costs caused by several external factors including but not limited to general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. These are integral requirements for the Issuer’s business and it is reasonable to expect that inflation, supply shortages or increases in demand could impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the operations of the Issuer could be affected by the economic context should interest rates, inflation or unemployment levels reach levels that consumer trends and spending and, consequently, impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: September 8, 2022

Oren Shuster
Name of Director or Senior Officer

“Oren Shuster”
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End August 2022	Date of Report YY/MM/D 2022/09/_
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/